                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549

                           -------------------------

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


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For quarter ended                                 Commission File
  March 31,1996                                      No. 0-22096

                    NOVATEK INTERNATIONAL INC.
           (Exact name of registrant as specified in the charter.)


         Colorado                            84-1074891
  ----------------------------               -----------
 (State or other jurisdiction of           (I.R.S. employer
   incorporation or organization)          Identification No.)

                       1401 Neptune Drive
                     Boynton Beach, Fl 33426
             -----------------------------------------
            (Address of principal executive offices)
                        (Zip Code)


                        407-736-6659
         (Registrant's telephone number, including area code)

 (Check One):
   [ ]Form 10-K,  [ ]Form 20-F,  [ ]Form 11-K,  [X]Form 10-Q,  [ ]Form N-SAR
        For Period Ended January 31, 1996
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    Part I

                            Registrant Information

       Full name of Registrant:                  Novatek International, Inc.

       Former name if applicable:
       Address of principal executive
         office (street and number)              1401 Neptune Drive
       City, State and Zip Code:                 Boynton Beach FL  33426

                      Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the complexity of the Merger that occured during the first quarter (see 8-K filed on 03/19/96), the necessary data/information can not be gathered without unreasonable effort or expense in order to ensure that the filing is complete and accurate.

                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Dean D. Marotta           (561) 736-6659
               Controller


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is currently calculating the change in result of operations as impacted by the Merger as described in Part III above. The Company can not accurately estimate this impact without the additional time requested.


                         NOVATEK INTERNATIONAL INC.


     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date: May 14, 1996                   By/s/ Frank J. Cooney
                                        -------------------
                                         Frank J. Cooney, President